Exhibit R

CODE OF ETHICS

FOR

T-EQUITY CAPITAL CORP.

This Code of Ethics (the “Code”) has been adopted by the board of directors of T-Equity Capital Corp., in compliance with Rule 17j-1 under the Investment Company Act of 1940 (the “Act”) and the May 9, 1994 Report of the Advisory Group on Personal Investing by the Investment Company Institute (the “Report”). Rule 17j-1 generally describes fraudulent or manipulative practices with respect to purchases or sales of securities held or to be acquired by business development companies if effected by access persons of such companies.

The purpose of this Code is to reflect the following: (1) the duty at all times to place the interests of shareholders first; (2) the requirement that all personal securities transactions be conducted consistent with the Code and in such a manner as to avoid any actual or potential conflict of interest or any abuse of an individual’s position of trust and responsibility; and (3) the fundamental standard that business development company personnel should not take inappropriate advantage of their positions.

Section I Statement of General Fiduciary Principles

The purpose of the Code is to establish standards and procedures for the detection and prevention of activities by which persons having knowledge of the investments and investment intentions of the Company may abuse their fiduciary duty to the Company, and otherwise to deal with the types of conflict of interest situations to which Rule 17j-1 is addressed. Technology Investment Management, LLC (“TIM”) is the Company’s investment adviser and BDC Partners, LLC (“BDC Partners”) is the managing member of TIM as well as the Company’s administrator. All personnel of TIM are employees of BDC Partners.

The Code is based on the principle that the directors and officers of the Company, and the managers, officers and employees of TIM and BDC Partners who provide services to the Company, owe a fiduciary duty to the Company to conduct their personal securities transactions in a manner that does not interfere with the Company’s transactions or otherwise take unfair advantage of their relationship with the Company. All directors, managers, officers and employees of the Company, TIM and BDC Partners (“Covered Personnel”, and each of them, a “Covered Person”) are expected to adhere to this general principle as well as to comply with all of the specific provisions of this Code that are applicable to them. Any Covered Personnel who is affiliated with another entity that is a registered investment adviser is, in addition, expected to comply with the provisions of the code of ethics that has been adopted by such other investment adviser.

Technical compliance with the Code will not automatically insulate any Covered Personnel from scrutiny of transactions that show a pattern of compromise or abuse of the individual’s fiduciary duty to the Company. Accordingly, all Covered Personnel must seek to avoid any actual or potential conflicts between their personal interests and the interests of the Company and its shareholders. In sum, all Covered Personnel shall place the interests of the Company before their own personal interests.

All Covered Personnel must read and retain this Code of Ethics.

Section II Definitions

(A) “Access Person” means any director, manager, officer or Advisory Person (as defined below) of the Company, TIM or BDC Partners.

(B) An “Advisory Person” of the Company, TIM, or BDC Partners means: (i) any employee of the Company, TIM or BDC Partners, or any company in a Control (as defined below) relationship with the Company, TIM or BDC Partners, who in connection with his or her regular functions or duties makes, participates in, or obtains information regarding the purchase or sale of any Covered Security (as defined below) by the Company, or whose functions relate to the making of any recommendation with respect to such purchases or sales; and (ii) any natural person in a Control relationship with the Company, TIM or BDC Partners, who obtains information concerning recommendations made to the Company with regard to the purchase or sale of any Covered Security by the Company.

(C) “Beneficial Interest” includes any entity, person, trust, or account with respect to which an Access Person exercises investment discretion or provides investment advice. A beneficial interest shall be presumed to include all accounts in the name of or for the benefit of the Access Person, his or her spouse, dependent children, or any person living with him or her or to whom he or she contributes economic support.

(D) “Beneficial Ownership” is interpreted in the same manner as it would be under Rule 16a-1(a)(2) under the Securities Exchange Act of 1934 (the “1934 Act”), except that the determination of direct or indirect Beneficial Ownership shall apply to all securities, and not just equity securities, that an Access Person has or acquires, in determining whether a person is a beneficial owner of a security for purposes of Section 16 of the 1934 Act and the rules and regulations thereunder. Rule 16a-1(a)(2) provides that the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares a direct or indirect pecuniary interest in any equity security. Therefore, an Access Person may be deemed to have Beneficial Ownership of securities held by members of his or her immediate family sharing the same household, or by certain partnerships, trusts, corporations, or other arrangements.

(E) “Chief Compliance Officer” means the Chief Compliance Officer of the Company. The Chief Compliance Officer is initially Patrick F. Conroy.

(F) “Control” shall have the same meaning as that set forth in Section 2(a)(9) of the Act.

(G) “Covered Security” means a security as defined in Section 2(a)(36) of the Act, to wit: any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

“Covered Security” does not include: (i) direct obligations of the Government of the United States; (ii) bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; and (iii) shares issued by open-end investment companies registered under the Act; provided however, that exchange traded funds structured as unit investment trusts or open-end funds shall be deemed “Covered Securities” hereunder. References to a Covered Security in this Code (e.g., a prohibition or requirement applicable to the purchase or sale of a Covered Security) shall be deemed to refer to and to include any warrant for, option in, or security immediately convertible into that Covered Security, and shall also include any instrument that has an investment return or value that is based, in whole or in part, on that Covered Security (collectively, “Derivatives”). Therefore, except as otherwise specifically provided by this Code: (i) any prohibition or requirement of this Code applicable to the purchase or sale of a Covered Security shall also be applicable to the purchase or sale of a Derivative relating to that Covered Security; and (ii) any prohibition or requirement of this Code applicable to the purchase or sale of a Derivative shall also be applicable to the purchase or sale of a Covered Security relating to that Derivative.

(H) The “Company” means T-Equity Capital Corp., a Maryland corporation.

(I) “Designated Officer” shall mean the officer of the Company designated by the Board of Directors from time to time to be responsible for management of compliance with this Code.

The Designated Officer may appoint a designee to carry out certain of his or her functions pursuant to this Code.

(J) “Independent Director” means a director of the Company who is not an “interested person” of the Company within the meaning of Section 2(a)(19) of the Act.

(K) “Initial Public Offering” means an offering of securities registered under the Securities Act of 1933 (the “1933 Act”), the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the 1934 Act.

(L) “Investment Personnel” of the Company, TIM or BDC Partners means: (i) any employee of the Company, TIM or BDC Partners (or of any company in a Control relationship to the Company, TIM or BDC Partners) who, in connection with his or her regular functions or duties, makes or participates in making recommendations regarding the purchase or sale of securities by the Company; and (ii) any natural person who controls the Company, TIM or BDC Partners and who obtains information concerning recommendations made to the Company regarding the purchase or sale of securities by the Company.

(M) “Limited Offering” means an offering that is exempt from registration under the 1933 Act pursuant to Section 4(2) or Section 4(6) thereof or pursuant to Rule 504, Rule 505, or Rule 506 thereunder.

(N) “Security Held or to be Acquired” by the Company means: (i) any Covered Security which, within the most recent 15 days: (A) is or has been held by the Company; or (B) is being or has been considered by the Company or TIM for purchase by the Company; and (ii) any option to purchase or sell, and any security convertible into or exchangeable for, a Covered Security described in Section II (K)(i).

(O) “17j-1 Organization” means the Company, TIM or BDC Partners, as the context requires.

Section III Objective and General Prohibitions

Covered Personnel may not engage in any investment transaction under circumstances in which such Covered Person would benefit from, or which interfere with the purchase or sale of investments by the Company. In addition, Covered Personnel may not use information concerning the investments or investment intentions of the Company, or their ability to influence such investment intentions, for personal gain or in a manner detrimental to the interests of the Company.

Covered Personnel may not engage in conduct that is deceitful, fraudulent or manipulative, or that involves false or misleading statements, in connection with the purchase or sale of investments by the Company. In this regard, Covered Personnel should recognize that Rule 17j-1 makes it unlawful for any affiliated person of the Company, or any affiliated person of an investment adviser for the Company, in connection with the purchase or sale, directly or indirectly, by such person of a Security Held or to be Acquired by the Company to:

(i)	employ any device, scheme or artifice to defraud the Company;

(ii)	make any untrue statement of a material fact to the Company or omit to state to the Company a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

(iii)	engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon the Company; or

(iv)	engage in any manipulative practice with respect to the Company.

Covered Personnel should also recognize that any violation of this Code or of Rule 17j-1 may result in the imposition of: (1) sanctions as provided by Section VIII below; or (2) administrative, civil and, in certain cases, criminal fines, sanctions or penalties.

In furtherance of the fiduciary duties to the Company referenced above and the desire to avoid even the appearance of a conflict of interest in the conduct of the Company’s investment activities, the Company will not make investments in, or knowingly do business with, any company in which any fund or other client account managed by TIM, JHC Capital Management, LLC, Royce & Associates, LLC, Hill Street Advisors, LLC, Hill Street Capital, LLC or Palladio Capital Management, LLC, holds a long or short position.

Section IV Prohibited Transactions

(A) An Access Person shall not purchase or otherwise acquire direct or indirect Beneficial Ownership of any Covered Security, and may not sell or otherwise dispose of any Covered Security in which he or she has direct or indirect Beneficial Ownership, if he or she knows or should know at the time of entering into the transaction that: (1) the Company has purchased or sold the Covered Security within the last 15 calendar days, or is purchasing or selling or intends to purchase or sell the Covered Security in the next 15 calendar days; or (2) TIM has within the last 15 calendar days considered purchasing or selling the Covered Security for the Company or any other fund or client account managed by TIM or within the next 15 calendar days intend to consider purchasing or selling the Covered Security for the Company or any fund or client account managed by TIM.

(B) Investment Personnel of the Company, TIM or BDC Partners must obtain approval from the Company, TIM or BDC Partners, as the case may be, before directly or indirectly acquiring Beneficial Ownership in any securities in an Initial Public Offering or in a Limited Offering. Such approval must be obtained from the Chief Compliance Officer (or person performing similar functions), unless he is the person seeking such approval, in which case it must be obtained from the Chief Executive Officer (or person performing similar functions) of the 17j-1 Organization.

(C) No Access Person shall recommend any transaction in any Covered Securities by the Company without having disclosed to the Chief Operating Officer his or her interest, if any, in such Covered Securities or the issuer thereof, including: the Access Person’s Beneficial Ownership of any Covered Securities of such issuer; any contemplated transaction by the Access Person in such Covered Securities; any position the Access Person has with such issuer; and any present or proposed business relationship between such issuer and the Access Person (or a party in which the Access Person has a significant interest).

(D) No Access Person may accept, directly or indirectly, any gift, favor, or service of more than a de minimis value from any person with whom he or she transacts business on behalf of the Company under circumstances when to do so would conflict with the Company’s best interests or would impair the ability of such person to be completely disinterested when required, in the course of business, to make judgments and/or recommendations on behalf of the Company.

(E) No Access Person shall serve on the board of directors of a portfolio company of the Company without prior written authorization of the Designated Officer based upon a determination that the board service would be consistent with the interests of the Company and its shareholders.

Section V Reports by Access Persons

(A) Personal Securities Holdings Reports. All Access Persons shall within 10 days of the date on which they become Access Persons, and thereafter, within 30 days after the end of each calendar year, disclose the title, number of shares and principal amount of all Covered Securities in which they have a Beneficial Ownership as of the date the person became an Access Person, in the case of such person’s initial report, and as of the last day of the year, as to annual reports. A form of such report, which is hereinafter called a “Personal Securities Holdings Report,” is attached as Schedule A. Each Personal Securities Holdings Report must also disclose the name of any broker, dealer or bank with whom the Access Person maintained an account in which any securities were held for the direct or indirect benefit of the Access Person as of the date the person became an Access Person or as of the last day of the year, as the case may be. Each Personal Securities Holdings Report shall state the date it is being submitted.

(B) Quarterly Transaction Reports. Within 10 days after the end of each calendar quarter, each Access Person shall make a written report to the Chief Compliance Officer of all transactions occurring in the quarter in a Covered Security in which he or she had any Beneficial Ownership.

A form of such report, which is hereinafter called a “Quarterly Securities Transaction Report,” is attached as Schedule B.

A Quarterly Securities Transaction Report shall be in the form of Schedule B or such other form approved by the Chief Compliance Officer and must contain the following information with respect to each reportable transaction:

(1)	Date and nature of the transaction (purchase, sale or any other type of acquisition or disposition);

(2)	Title, interest rate and maturity date (if applicable), number of shares and principal amount of each Covered Security involved and the price of the Covered Security at which the transaction was effected;

(3)	Name of the broker, dealer or bank with or through whom the transaction was effected; and

(4)	The date the report is submitted by the Access Person.

(C) Independent Directors. Notwithstanding the reporting requirements set forth in this Section V, an Independent Director who would be required to make a report under this Section V solely by reason of being a director of the Company is not required to file a Personal Securities Holding Report upon becoming a director of the Company or an annual Personal Securities Holding Report. Such an Independent Director also need not file a Quarterly Securities Transaction Report unless such director knew or, in the ordinary course of fulfilling his or her official duties as a director of the Company, should have known that during the 15-day period immediately preceding or after the date of the transaction in a Covered Security by the director such Covered Security is or was purchased or sold by the Company or the Company or TIM considered purchasing or selling such Covered Security.

(D) Access Persons of TIM and BDC Partners. An Access Person of TIM or BDC Partners need not make a Quarterly Transaction Report if all of the information in the report would duplicate information required to be recorded pursuant to Rules 204-2(a)(12) or (13) under the Investment Advisers Act of 1940, as amended.

(E) Brokerage Accounts and Statements. Access Persons, except Independent Directors, shall:

(1)

within 10 days after the end of each calendar quarter, identify the name of the broker, dealer or bank with whom the Access Person established an account in which any securities were held during the quarter for the direct or indirect benefit of the Access

Person and identify any new account(s) and the date the account(s) were established. This information shall be included on the appropriate Quarterly Securities Transaction Report.

(2) instruct the brokers, dealers or banks with whom they maintain such an account to provide duplicate account statements to the Chief Compliance Officer.

(3) on an annual basis, certify that they have complied with the requirements of (1) and (2) above.

(F) Form of Reports. A Quarterly Securities Transaction Report may consist of broker statements or other statements that provide a list of all personal Covered Securities holdings and transactions in the time period covered by the report and contain the information required in a Quarterly Securities Transaction Report.

(G) Responsibility to Report. It is the responsibility of each Access Person to take the initiative to comply with the requirements of this Section V. Any effort by the Company, or by TIM or BDC Partners and its affiliates, to facilitate the reporting process does not change or alter that responsibility. A person need not make a report hereunder with respect to transactions effected for, and Covered Securities held in, any account over which the person has no direct or indirect influence or control.

(H) Where to File Reports. All Quarterly Securities Transaction Reports and Personal Securities Holdings Reports must be filed with the Chief Compliance Officer.

(I) Disclaimers. Any report required by this Section V may contain a statement that the report will not be construed as an admission that the person making the report has any direct or indirect Beneficial Ownership in the Covered Security to which the report relates.

Section VI Additional Prohibitions

(A) Confidentiality of the Company’s Transactions. Until disclosed in a public report to shareholders or to the Securities and Exchange Commission in the normal course, all information concerning the securities “being considered for purchase or sale” by the Company shall be kept confidential by all Covered Personnel and disclosed by them only on a “need to know” basis. It shall be the responsibility of the Chief Compliance Officer to report any inadequacy found in this regard to the directors of the Company.

(B) Outside Business Activities and Directorships. Access Persons may not engage in any outside business activities that may give rise to conflicts of interest or jeopardize the integrity or reputation of the Company. Similarly, no such outside business activities may be inconsistent with the interests of the Company. All directorships of public or private companies held by Access Persons shall be reported to the Chief Operating Officer.

Section VII Annual Certification

(A) Access Persons. Access Persons who are directors, managers, officers or employees of the Company, TIM and BDC Partners shall be required to certify annually that they have read this Code and that they understand it and recognize that they are subject to it. Further, such Access Persons shall be required to certify annually that they have complied with the requirements of this Code.

(B) Board Review. Not less than annually, the Company, TIM and BDC Partners must furnish to the Company’s board of directors, and the board must consider, a written report that: (A) describes any issues arising under this Code of Ethics or procedures since the last report to the board, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to material violations; and (B) certifies that the Company, TIM or BDC Partners, as applicable, has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.

Section VIII Sanctions

Any violation of this Code shall be subject to the imposition of such sanctions by the 17j-1 Organization as may be deemed appropriate under the circumstances to achieve the purposes of Rule 17j-1 and this Code. The sanctions to be imposed shall be determined by the board of directors, including a majority of the Independent Directors, provided, however, that with respect to violations by persons who are directors, managers, officers or employees of TIM or BDC Partners (or of a company that controls TIM or BDC Partners), the sanctions to be imposed shall be determined by TIM or BDC Partners (or the controlling person thereof). Sanctions may include, but are not limited to, suspension or termination of employment, a letter of censure and/or restitution of an amount equal to the difference between the price paid or received by the Company and the more advantageous price paid or received by the offending person.

Section IX Administration and Construction

(A) The administration of this Code shall be the responsibility of the Chief Operating Officer.

(B) The duties of the Chief Operating Officer are as follows:

(1) Continuous maintenance of a current list of the names of all Access Persons with an appropriate description of their title or employment, including a notation of any directorships held by Access Persons who are officers or employees of TIM or BDC Partners or of any company that controls TIM or BDC Partners, and informing all Access Persons of their reporting obligations hereunder;

(2) On an annual basis, providing all Covered Personnel a copy of this Code and informing such persons of their duties and obligations hereunder including any supplemental training that may be required from time to time;

(3) Maintaining or supervising the maintenance of all records and reports required by this Code;

(4) Preparing listings of all transactions effected by Access Persons who are subject to the requirement to file Quarterly Securities Transaction Reports and reviewing such transactions against a listing of all transactions effected by the Company;

(5) Issuance either personally or with the assistance of counsel as may be appropriate, of any interpretation of this Code that may appear consistent with the objectives of Rule 17j-1 and this Code;

(6) Conduct such inspections or investigations as shall reasonably be required to detect and report, with recommendations, any apparent violations of this Code to the board of directors of the Company; and

(7) Submission of a report to the board of directors of the Company, no less frequently than annually, a written report that describes any issues arising under the Code since the last such report, including but not limited to the information described in Section VII (B).

(C) The Chief Compliance Officer shall maintain and cause to be maintained in an easily accessible place at the principal place of business of the 17j-1 Organization, the following records:

(1) A copy of all codes of ethics adopted by the Company, TIM or BDC Partners and its affiliates, as the case may be, pursuant to Rule 17j-1 that have been in effect at any time during the past five (5) years;

(2) A record of each violation of such codes of ethics and of any action taken as a result of such violation for at least five (5) years after the end of the fiscal year in which the violation occurs;

(3) A copy of each report made by an Access Person for at least two (2) years after the end of the fiscal year in which the report is made, and for an additional three (3) years in a place that need not be easily accessible;

(4) A copy of each report made by the Chief Compliance Officer to the board of directors for two (2) years from the end of the fiscal year of the Company in which such report is made or issued and for an additional three (3) years in a place that need not be easily accessible;

(5) A list of all persons who are, or within the past five (5) years have been, required to make reports pursuant to the Rule and this Code of Ethics, or who are or were responsible for reviewing such reports;

(6) A copy of each report required by Section VII (B) for at least two (2) years after the end of the fiscal year in which it is made, and for an additional three (3) years in a place that need not be easily accessible; and

(7) A record of any decision, and the reasons supporting the decision, to approve the acquisition by Investment Personnel of securities in an Initial Public Offering or Limited Offering for at least five (5) years after the end of the fiscal year in which the approval is granted.

(D) This Code may not be amended or modified except in a written form that is specifically approved by majority vote of the Independent Directors.

This Code of Ethics initially was adopted and approved by the board of directors of the Company, including a majority of the Independent Directors, at a meeting on May 4, 2006.